

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2007

Mr. W. Russell Scheirman
Chief Financial Officer and President
VAALCO Energy, Inc.
4600 Post Oak Place, Suite 309
Houston, Texas 77027

      Re: VAALCO Energy, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 7, 2007
               File No. 001-32167

Dear Mr. Scheirman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jill S. Davis
                    Branch Chief